

Mail Stop 4561

March 26, 2018

Tien Tzuo
Chief Executive Officer
Zuora, Inc.
3050 South Delaware Street, Suite 301
San Mateo, CA 94403

  **Re: Zuora, Inc.**
    **Registration Statement on Form S-1**
    **Filed March 16, 2018**
    **File No. 333-223722**

Dear Mr. Tzuo:

  We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Benefit (Provision), page 84

1. Please revise to explain material fluctuations in your tax rate reconciliation. For example, explain the reasons for the significant increase to the "other" line item. To the extent the other line item includes individual amounts that represent greater than 5% of your expected income tax/benefit for fiscal 2017, revise the table on page F-25 to separately present such amounts pursuant to Rule 4-08(h)(2) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc:    Jeffrey Vetter, Esq.
       Fenwick & West LLP